                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                             Telemundo Group, Inc.
                             ---------------------
                                (Name of Issuer)


                          Common Stock $.01 Par Value
                          ---------------------------
                         (Title of Class of Securities)


                              87943M306/87943M405
                                   ---------
                                (CUSIP Number)

 Alan J. Barton, Esq., Paul, Hastings, Janofsky & Walker, 555 S. Flower Street,
 ------------------------------------------------------------------------------
                   23rd Floor, Los Angeles, CA 90071-2371
                   --------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               December 30, 1994
                               -----------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- ---------------------------------                      -------------------------
CUSIP No.     87943M306/87943M405                      Page  2  of ______ Pages
- ---------------------------------                      -------------------------
- --------------------------------------------------------------------------------
 1  Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Hernandez Partners
- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                     (b)[x]**

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    PF
- --------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    California
- --------------------------------------------------------------------------------
  NUMBER OF        7  SOLE VOTING POWER
   SHARES             0**
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY        8  SHARED VOTING POWER
EACH REPORTING        0**
 PERSON WITH      --------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
                      499,999 Shares **
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    499,999 Shares**
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                             [_]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.99%**
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
- --------------------------------------------------------------------------------
**See Items 4 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------------                      -------------------------
CUSIP No.     87943M306/87943M405                      Page  3  of ______ Pages
- ---------------------------------                      -------------------------
- --------------------------------------------------------------------------------
 1  Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GRS Partners II
- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                     (b)[x]**

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
- --------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
- --------------------------------------------------------------------------------
  NUMBER OF        7  SOLE VOTING POWER
   SHARES             0**
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY        8  SHARED VOTING POWER
EACH REPORTING        0**
 PERSON WITH      --------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
                      33,333 Shares **
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    33,333 Shares**
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                             [_]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .33% **
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
- --------------------------------------------------------------------------------
**See Items 4 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- ---------------------------------                      -------------------------
CUSIP No.     87943M306/87943M405                      Page  4  of ______ Pages
- ---------------------------------                      -------------------------
- --------------------------------------------------------------------------------
 1  Name of Reporting Person
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Value Realization Fund, L.P.
- --------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[_]
                                                                     (b)[x]**

- --------------------------------------------------------------------------------
 3  SEC USE ONLY


- --------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
- --------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [_]

- --------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- --------------------------------------------------------------------------------
  NUMBER OF        7  SOLE VOTING POWER
   SHARES             0**
 BENEFICIALLY     --------------------------------------------------------------
   OWNED BY        8  SHARED VOTING POWER
EACH REPORTING        0**
 PERSON WITH      --------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
                      66,666 Shares **
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    66,666 Shares**
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                             [_]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .67% **
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
- --------------------------------------------------------------------------------
**See Items 4 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Item 1.   Security and Issuer.

               This statement on Schedule 13D relates to shares of the Common Stock, $.01 par value (the "Shares"), of Telemundo Group, Inc., a Delaware corporation (the "Issuer"). The Common Stock of the Issuer consists of two series: Series A ("Series A Shares") and Series B ("Series B Shares").
     The address of the principal executive offices of the Issuer is 1740 Broadway, New York, New York 10019.

               The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

     Item 2.   Identity and Background.

               This statement is being filed on behalf of each of Hernandez Partners ("HP"), GRS Partners II ("GRS") and The Value Realization Fund, L.P. ("Value"). HP, GRS and Value are collectively referred to herein as the "Reporting Persons" and individually as "Reporting Person."

            HP
            --

               HP is a California general partnership with its principal place of business at 900 South Garfield Avenue, Alhambra, CA 91801. The principal business of Hernandez Partners is investing.

               The general partners of HP are Roland A. Hernandez and Enrique Hernandez, Jr. Roland A. Hernandez' principal occupation is acting as President of Interspan Communications. The principal business of Interspan Communications is the ownership and management of a television broadcast license serving the market of Dallas/Fort Worth, Texas. Roland A. Hernandez' principal business office is located at 900 South Garfield Avenue, Alhambra, California 91801. Enrique Hernandez, Jr.'s principal occupation is acting as President of Inter-Con Security Systems, Inc. The principal business of Inter-Con Security Systems, Inc. is providing high-level security and related services throughout the United States and abroad. Enrique Hernandez' principal business office is located at 900 South Garfield Avenue, Alhambra, California 91801. Both Roland A. Hernandez and Enrique Hernandez, Jr. are United States citizens.

               Each of the General Partners in HP has sole dispositive and voting power with respect to the securities held by HP.

            GRS
            ---

               GRS is an Illinois general partnership. Its principal business is investing. There are two general partners of GRS: Investment 2 L.L.C., and SDI Securities II, Inc.

               Investment 2 L.L.C. is an Illinois limited liability company whose principal business is investing. There are two members of Investment 2 L.L.C.: Grosvenor Multi-Strategy Fund, L.P., an Illinois limited partnership ("GMSF") and Ranger Diversified Investment Fund, L.P., a Delaware limited partnership ("RDIF"). The principal business of each of GMSF and RDIF is investing. The general partner of GMSF is Grosvenor Capital Management, L.P. ("GCM"). GCM is an Illinois limited partnership whose principal business is acting as an investment adviser. The sole general partner of GCM is Grosvenor Capital Management, Inc. ("GCMI"). GCMI is an Illinois corporation whose principal business is acting as an investment adviser. The directors of GCMI are Richard Elden and Michael J. Sacks, both United States citizens. The principal occupation of each of Messrs. Elden and Sacks is acting as an investment adviser and fund manager for GCM and GCMI. The general partner of RDIF is Ranger Capital Management, L.P., a Delaware limited partnership ("RCM"). The principal business of RCM is acting as an investment adviser. The general partner of RCM is Ranger Capital Corporation, a Delaware "S" corporation whose sole director is Stephen J. Malkin. The principal business of Ranger Capital Corporation is investing. Mr. Malkin's principal occupation is acting as an investment adviser and fund manager for RCM and Ranger Capital Corporation. The principal offices of all of the above entities is 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.


               SDI Securities II, Inc. ("SDI II") is a Nevada corporation with its principal office at 232 Court Street, Reno, Nevada 89501. Its principal business is investing. SDI II is a wholly-owned subsidiary of SDI, Inc., a Nevada corporation ("SDI"). SDI is a wholly-owned subsidiary of Hyatt Corporation, a Delaware corporation ("Hyatt"). Hyatt is a wholly-owned subsidiary of HG, Inc., a Delaware corporation ("HG"). HG is a wholly-owned subsidiary of HG Group, Inc., a Delaware corporation ("HG Group"). HG Group is a wholly-owned subsidiary of H Group Holding, Inc., a Delaware corporation ("H Holding").

               The names, business addresses and present principal occupations or employment of each director and executive officer of each of SDI II, SDI, Hyatt, HG, HG Group and H Holding and the names and principal businesses of any corporation or other organization in which such employment is conducted is set forth below. Each of the individuals named below is a United States citizen.


                                                Present Principal
     Name and Business Address              Occupation or Employment
     -------------------------              ------------------------
     Thomas J. Pritzker                     President and Director of
     200 West Madison Street                each of SDI II, SDI, Hyatt,
     Chicago, Illinois 60606                HG, HG Group and H Holding.
                                            Hyatt is a diversified
                                            company primarily engaged
                                            in real estate and hotel
                                            management activities.

     Mark S. Hoplamazian                    Vice President, Secretary
     200 West Madison Street                and Director of SDI II.
     Chicago, Illinois 60606

     Anne Mieleszuk                         Vice President, Treasurer
     200 West Madison Street                and Director of SDI II.
     Chicago, Illinois 60606

     Frank Borg                             Vice President of each of
     200 West Madison Street                SDI II and SDI; Vice
     Chicago, Illinois 60606                President - Financial
                                            Relations of Hyatt.

     Paul A. Bible                          Director of each of SDI II
     232 Court Street                       and SDI.
     Reno, Nevada 89501

     Harold S. Handelsman                   Vice President, Secretary
     200 West Madison Street                and Director of SDI; Vice
     Chicago, Illinois 60606                President and Secretary of
                                            each of HG, HG Group and H
                                            Holding; Senior Vice
                                            President, Secretary and
                                            General Counsel of Hyatt.

     Jay A. Pritzker                        Chairman of the Board,
     200 West Madison Street                Director and Treasurer of
     Chicago, Illinois 60606                each of HG, HG Group and H
                                            Holding; Chairman of the
                                            Board and Director of
                                            Hyatt; Chairman of the
                                            Board of Marmon Holdings,
                                            Inc., a diversified
                                            manufacturing and services
                                            company ("Marmon
                                            Holdings").

     Robert A. Pritzker                     Director of each of HG and
     225 West Washington Street             HG Group; President and
     Chicago, Illinois 60606                Director of Marmon
                                            Holdings.

               Jay A. Pritzker and Marshall E. Eisenberg, not individually but solely in their capacities as co-trustees of the P.G. Trusts u/a/d 3/31/61, the beneficiaries of which are members of the Pritzker family of Chicago, control H Holding by virtue of their stock ownership. The term "Pritzker family" refers to the lineal descendants of Nicholas J Pritzker, deceased, and certain of their current and former spouses.

               Marshall E. Eisenberg is a partner in the law firm of Neal Gerber & Eisenberg. His business address it Two North LaSalle Street, Suite 2200, Chicago, Illinois 60602. Mr. Eisenberg is a United States citizen.

               The administrator of GRS is GCM.

            Value
            -----

               Value is a Delaware limited partnership with its principal place of business at 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.

               The sole General Partner of Value is Canpartners Investments III, L.P. ("Canpartners Investments"). Canpartners Investments is a California limited partnership with its principal place of business in California. It is principally engaged in investing. Canpartners Investments' business address is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.

               The sole General Partner of Canpartners Investments is Canyon Capital Management, L.P. ("Canyon"). Canyon is a California limited partnership with its principal place of business in California. Canyon is principally engaged in acting as an investment adviser. Its business address is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212.

               The sole General Partner of Canyon is Canpartners Incorporated ("Canpartners Incorporated"). Canpartners Incorporated is a California corporation with its principal place of business at 9665 Wilshire Boulevard, Suite 200 Beverly Hills, California 90212. Canpartners Incorporated is principally engaged in the business of investing. The only executive officers and directors of Canpartners Incorporated, each of whom has sole power of direct disposition and voting of shares, are Rolf Christian Banghart Evensen, Joshua Stephan Friedman and Mitchell Ralph Julis. The principal occupation of each of Messrs. Evensen, Friedman and Julis is acting as an investment banker and fund manager. Messrs. Evensen, Friedman and Julis are United States citizens. Each of the directors is a 33.3% shareholder in Canpartners Incorporated.

               None of the Reporting Persons nor any other person disclosed in response to this Item 2 has during the last five years, been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which it has been subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation in respect to such laws.

     Item 3. Source and Amount of Funds Or Other Consideration.


               Pursuant to the Second Amended Chapter 11 Plan of Reorganization of the Issuer under Chapter 11 of the Bankruptcy Code, Title 11 of the United States Code, filed by the Issuer and administered as Case No. 93-B-42967 (JLG) (the "Plan of Reorganization"), a copy of which (without Exhibits) is attached hereto as Exhibit 2, upon consummation of the Plan of Reorganization, holders of 1992 Zero Coupon Notes and 1993 Zero Coupon Notes (each as defined in the Plan of Reorganization) became entitled to receive Series B Shares and other consideration in respect of such securities, holders of 13 5/8 % Debentures (as defined in the Plan of Reorganization) became entitled to receive Series A Shares and other consideration in respect of such securities, and holders of 12% Debentures (as defined in the Plan of Reorganization) become entitled to receive Warrants to purchase Series A Shares ("Warrants") in respect of such securities. The 1992 Zero Coupon Notes, the 1993 Zero Coupon Notes, the 13 5/8 Debentures and the 12% Debentures are referred to hereinafter collectively as the "Issuer Notes." The Plan of Reorganization was confirmed by order of the Bankruptcy Court on July 20, 1994 and consummated on December 30, 1994, when Shares were issued to the Reporting Persons pursuant to the Plan of Reorganization.

               As a result of ownership of Issuer Notes, upon consummation of the Plan of Reorganization, HP received 450,001 Series B Shares and 49,998 Series A Shares, GRS received 33,333 Series A Shares and Value received 66,666 Series A Shares. The Issuer Notes owned by the Reporting Persons had been purchased by each of them in December 1994 from TLMD Partners II, L.L.C., a Delaware limited liability company ("TLMD") for a cash purchase price equal to $10 times the number of Shares that each of the Reporting Persons became entitled to receive upon consummation of the Plan of Reorganization, payable upon receipt of the certificates representing such Shares. In addition, the Reporting Persons undertook to return to TLMD any consideration other than Shares which may be distributed to the Reporting Persons pursuant to the Plan of Reorganization in respect to the Issuer Notes. The purchased Issuer Notes were pledged to TLMD to secure the obligations of the Reporting Persons. Copies of the purchase agreements between each of the Reporting Persons and TLMD are attached hereto as Exhibits 10.4, 10.5 and 10.6, and a form of the Pledge Agreement executed by the parties is attached hereto as Exhibit 10.3.

               Hernandez Partners used personal funds to acquire its Shares. GRS Partners II, L.P. and The Value Realization Fund, L.P. each used working capital to acquire their Shares.

                                  SIGNATURES


               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13G is true, complete and correct.

     Dated:  February 3, 1995


                                       GRS PARTNERS II


                                       By: /s/ Paul Meister
                                          _______________________________
                                          Paul Meister, Vice President of
                                          Grosvenor Capital Management, Inc.
                                          General Partner of Grosvenor Capital
                                          Management, L.P., Administrator of
                                          GRS Partners II